Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Confidential Submission of Draft Registration Statement for Proposed Initial Public Offering by Gold Royalty

Vancouver, British Columbia – December 8, 2020 – GoldMining Inc. (TSX: GOLD; NYSE: GLDG) announces that its subsidiary, Gold Royalty Corp. ("Gold Royalty"), has confidentially submitted a draft registration statement on Form F-1 with the Securities and Exchange Commission (the "SEC") relating to a proposed initial public offering of Gold Royalty's securities in the United States. The initial public offering is expected to take place after the SEC completes its review process, subject to market and other conditions. The number of securities to be sold and the pricing thereof has not been determined.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended ("Securities Act") and applicable Canadian securities laws. This announcement is being issued pursuant to and in accordance with Rule 135 under the Securities Act.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3